Exhibit 21.1

SUBSIDIARIES OF REGISTRANT

Name	State of Incorporation
Carrier Access Operations Company	Colorado

Carrier Access Distribution Company	Colorado

Nevko, Inc.	Nevada

Carrier Access Holding Company	Delaware

Paragon Networks International, Inc.	Delaware

Paragon Networks Canada Ltd.	Canada

*CA Worldwide CV	Netherlands

*	Partnership between Carrier Access Corporation and Carrier Access Holding Company